SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 8)1

BROADCOM CORPORATION
(Name of Issuer)

Class A common stock, par value $0.0001
(Title of Class of Securities)

111320107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111320107	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS: HENRY T. NICHOLAS III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
			(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	26,218,8412
	6.	SHARED VOTING POWER:	0
	7.	SOLE DISPOSITIVE POWER:	26,218,841
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		26,218,841
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.1%2
12.	TYPE OF REPORTING PERSON (See Instructions):		IN

2   See Item 4.

CUSIP No. 111320107	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS: STACEY E. NICHOLAS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
			(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	03
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		0%3
12.	TYPE OF REPORTING PERSON: (See Instructions)		IN

3   See Item 4.

CUSIP No. 111320107	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS: NICHOLAS BROADCOM TRUST DATED FEBRUARY 7, 2007
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
			(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	04
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		0%4
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO

4  See Item 4.

CUSIP No. 111320107	13G/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS: ROBERT G. MAGNUSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
			(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	05
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		0%5
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO

5  See Item 4.

CUSIP No. 111320107	13G/A	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS: JAMES R. PARKS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
			(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	0
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	06
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		0%6
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO

6  See Item 4.

CUSIP No. 111320107	13G/A	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer
BROADCOM CORPORATION
	(b)	Address of Issuer's Principal Executive Offices:
5300 California Avenue, Irvine, California 92617
Item 2.	(a)	Name of Person Filing:
		1.	Henry T. Nicholas III, Ph.D.
		2.	Stacey E. Nicholas
		3.	The Nicholas Broadcom Trust dated February 7, 2007 (the "Nicholas Broadcom Trust")
		4.	Robert G. Magnuson
		5.	James R. Parks
	(b)	Address of Principal Business Office or, if none, Residence:
Principal Business Office: 15 Enterprise, Suite 550, Aliso Viejo, California 92656
	(c)	Citizenship:
Each of Dr. Nicholas, Ms. Nicholas, Mr. Magnuson and Mr. Parks is a citizen of the United States. The Nicholas Broadcom Trust is governed by the laws of California.
	(d)	Title of Class of Securities:
Class A common stock, $0.0001 par value
	(e)	CUSIP Number:
111320107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 111320107	13G/A	Page 8 of 11 Pages

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership. The number of shares beneficially owned by the Reporting Persons contained in this Report is as of December 31, 2011.

(a) – (c)

(I)  As of December 31, 2011, Dr. Henry T. Nicholas III beneficially owned 26,218,841 shares of the Issuer's Class A common stock, representing approximately 5.1% of the outstanding shares of Class A common stock (based upon (i) the number of Class A common stock shares publicly reported by Issuer to be outstanding as of September 30, 2011 and (ii) 26,170,868 shares of Class A common stock that may be acquired immediately upon the conversion of an equal number of shares of Class B common stock). According to the Issuer, 486,000,000 shares of Class A common stock and 53,000,000 shares of Class B common stock were outstanding as of September 30, 2011. Holders of the Issuer's Class A common stock are entitled to one vote per share and holders of the Issuer's Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Nicholas beneficially owns 5.1% of the outstanding shares of Class A common stock; however, through his ownership of shares of Class B common stock he has sole voting power over approximately 25.8% of the total voting power of the Issuer's shareholders.

The 26,218,841 shares of Class A common stock which Dr. Nicholas beneficially owns include:

(A)        47,973 shares of Class A common stock held by Nicholas Investment Holdings, LLC ("NIH"); as sole trustee of Henry T. Nicholas III Living Trust (the "HTNLT"), which is a 99.9% member of NIH and 100% holder of Nicholas Management Group, Inc. ("NMG"), which is the Manager and a 0.1% member of NIH, Dr. Nicholas has sole voting and dispositive power over such shares;

(B)         26,168,798 shares of Class B common stock held by the Nicholas Technology Holding Trust (the "Nicholas Trust"); as sole trustee of the Nicholas Trust, Dr. Nicholas has sole voting and dispositive power over such shares; and

(C)         2,070 shares of Class B common stock held by Dr. Nicholas as custodian for his children, as to which Dr. Nicholas has sole voting and dispositive power.

Dr. Nicholas is a co-founder of the Issuer and served as its President and Chief Executive Officer from the Issuer's inception until January 23, 2003. Dr. Nicholas also served as the Co-Chairman of the Issuer's Board of Directors from the Issuer's inception until May 21, 2003. Dr. Nicholas obtained his ownership position in the Company prior to the initial public offering of the Issuer's Class A common stock in April of 1998.

(II)         As of December 31, 2011, Ms. Stacey Nicholas did not have beneficial ownership of any common stock of the issuer.

(III)        As of December 31, 2011, the Nicholas Broadcom Trust did not have beneficial ownership of any common stock of the issuer.

(IV)        As of December 31, 2011, Mr. Robert Magnuson did not have beneficial ownership of any common stock of the issuer.

(V)        As of December 31, 2011, Mr. James Parks did not have beneficial ownership of any common stock of the issuer.

CUSIP No. 111320107	13G/A	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

CUSIP No. 111320107	13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	/s/ Henry T. Nicholas III, Ph.D.
Henry T. Nicholas III, Ph.D.

Dated: February 8, 2012	/s/ Stacey E. Nicholas
Stacey E. Nicholas

Dated: February 10, 2012	/s/ Robert G. Magnuson
Robert G. Magnuson
Individually and as co-trustee of the Nicholas Broadcom Trust dated February 7, 2007

Dated: February 8, 2012	/s/ James R. Parks
James R. Parks
Individually and as co-trustee of the Nicholas Broadcom Trust dated February 7, 2007

CUSIP No. 111320107	13G/A	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Joint Filing Agreement of the signatories to this Statement, dated as of February 12, 2008, filed with the Securities and Exchange Commission on February 13, 2008 as Exhibit 99.1 to the signatories' Amendment No. 4 to Schedule 13G, and incorporated by reference